Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2025



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and the Board of Directors
Development Corporation for Israel
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2026

OATH OR AFFIRMATION

I, <u>Erik Kruger</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Development Corporation for Israel</u>, as of December 31, <u>2025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEVELOPMENT CORPORATION FOR ISRAEL
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$ 13,878,491
Right-of-use asset	5,551,260
Building, furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization	3,964,942
Intangible Assets - licensed software, net	598,039
Prepaid expenses and other assets	5,210,098
Total assets	29,202,830

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Unearned revenue	$ 2,958,000
Accounts payable and accrued expenses	6,887,951
Lease liabilities	6,093,941
Total liabilities	15,939,892

Commitments

Total stockholder's equity	13,262,938
Total liabilities and stockholder's equity	$ 29,202,830

The accompanying notes are an integral part of this statement.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which results in a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by Association for Development of Israel, Inc. (the "Parent"), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

Building, Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements is carried at cost less accumulated depreciation and amortization. The Company records depreciation and amortization on the straight-line method based on estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. The Company capitalizes development costs for internal use software beginning at the start of application development. Depreciation will begin on the date the software is placed in service, and the depreciation period is based on estimated useful life.

Unearned Revenue

In December 2025, the Company received $2,958,000 as Selling Concessions for underwriting services to be performed in 2026. The amount is recorded as unearned revenue.

Fair Value of Financial Instruments

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities). Bank money market accounts/funds which are redeemable on demand are also reported in Level 1.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives, and certain foreign exchange options).

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space, copiers, and a Company vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Cash and Cash Equivalents

The Company has cash deposits with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution and at times may exceed federally insured limits. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash Segregated under Federal and Other Regulations

Cash of $1,000 at December 31, 2025, has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Measurement of Credit Losses on Financial Instruments

The Company measures its expected credit losses under the Current Expected Credit Losses ("CECL") methodology applicable to financial assets at amortized cost, including miscellaneous trade receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). Due to the short-term nature of the assets; the current capital market conditions; reasonable and supportable forecasts; and the historical collectability of these assets without losses, management does not expect any credit losses and therefore no allowance for credit losses has been established for any of its financial assets not carried at fair value.

BANK DEPOSIT ACCOUNTS

Investments and the bank deposit accounts are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's carrying amounts closely approximate estimated fair value of bank deposit accounts are measured at December 31, 2025:

	Total	Level 1	Level 2	Level 3
Bank deposit accounts	$ 13,878,491	$ 13,878,491	$ -	$ -
Total	$ 13,878,491	$ 13,878,491	$ -	$ -

LITIGATION

The company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the company.

LEASES

The Company has obligations as a lessee for office space, copiers, and a Company vehicle with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The weighted average remaining life of the lease term for these leases was 3.68 years as of December 31, 2025.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.77% in determining the lease liability as of December 31, 2025.

The Company made a policy election to exclude the recognition requirements of ASU 2016-02 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2025 is shown below:

2026	$ 1,983,530
2027	1,782,774
2028	1,602,547
2029	1,290,920
2030	35,103
Thereafter	44,663
Total future minimum lease payments (undiscounted)	6,739,536
Discounting effect on cash flows	(645,595)
Lease liability (discounted)	$ 6,093,941

BUILDING, FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Building, furniture, equipment, and leasehold improvements consist of the following at December 31, 2025:

	Useful Life (in Years)	
Building (condominium)	25	$ 3,380,000
Computer equipment and software	3	2,922,085
Furniture and fixtures	3 to 5	2,359,148
Leasehold improvements	*	838,589
		9,499,822
Less accumulated depreciation and amortization		(5,534,880)
		$ 3,964,942

*Such leasehold improvements are being amortized over the shorter of the lease term or expected service life of the assets.

INTANGIBLE ASSETS – LICENSED SOFTWARE

During 2023, the Company entered software licensing agreement with a cloud-based software company. On the terms and conditions of the agreement, the Company obtained licenses to use the cloud-based applications.

Software licenses purchased for internal use should be accounted for as the acquisition of intangible assets. To the extent any or all of the software licensing fees are still payable on the acquisition date of the license, a liability would be recognized for those payments. The Company records the purchase price of the licenses as an intangible asset and a corresponding liability, which is the extent that all or a portion of the software licensing fees are not paid on or before the acquisition date of the license.

The license fee to obtain access to the cloud-based applications was $1,495,098. The company recorded the original license fee as an intangible asset.

As of December 31, 2025, the net book value of licensed software is $598,039; in addition, the corresponding software license payable is $598,039, which is included in "Accounts payable and accrued expenses" line item.

NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balance arising from customer transactions. At December 31, 2025, the Company had net capital of $3,490,858 which exceeded net capital requirements of $250,000 by $3,240,858.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. The Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2025, the Company did not have any credits or debits under the reserve requirement computation. The Company does not carry any accounts or hold securities on behalf of customers and as such has no information to report related to Possession of Control Under Rule 15c3-3 at December 31, 2025. The Company has a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant. At December 31, 2025, the Company maintained deposits of substantially all their cash and cash equivalents with two major United States financial institutions.

INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2025, were approximately as follows:

Deferred tax assets:	**2025**
Operating lease liabilities	1,482,242
Accrued bonuses and compensation	200,702
Accrued expenses	87,190
Net operating loss carryforward	998,073
Other	1,917
Total deferred tax assets	**$2,770,124**
Deferred tax liabilities:	
Prepaid expenses	(834,998)
Operating lease right-of-use assets	(1,351,880)
Fixed asset depreciation	(61,503)
Other	(416,588)
Total deferred tax liabilities	**$(2,664,969)**
Net deferred tax asset	**$105,155**

Deferred tax assets are included in "Prepaid expenses and other assets" on Statement of Financial Condition.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2025, the Company had net operating loss carryforwards of $0.2 million for state income tax purposes. The state net operating losses began to expire in 2025. For the year ending December 31, 2025, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. Tax years prior to the year ended December 31, 2022, are no longer open to examination by federal, state, and local taxing authorities.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there were no subsequent events required to be disclosed.